

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

Mark W. Sopp
Executive Vice President and Chief Financial Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, TX 77002

   **Re: KBR, Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2022**
     **Form 8-K filed November 2, 2023**
     **File No. 001-33146**

Dear Mark W. Sopp:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

<u>Form 8-K filed November 2, 2023</u>

<u>Exhibit 99.1</u>
<u>EBITDA and Adjusted EBITDA, page 11</u>

1.     We note you have included an adjustment for charges associated with Convertible Notes in your calculation of EBITDA. To the extent you are making adjustments to Net income (loss) for anything other than interest, taxes, depreciation or amortization, the Non-GAAP measure should not be characterized as EBITDA, and its title should be distinguished from EBITDA. Refer to Question 103.01 of the Non-GAAP Financial Measures C&DI.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction